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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                           (PURSUANT TO SECTION 13(E)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)
                             ---------------------
                                WCI STEEL, INC.
                              (Name of the Issuer)
                            ------------------------
                            WCI STEEL HOLDINGS, INC.
                             THE RENCO GROUP, INC.
                      (Name of Person(s) Filing Statement)
                            ------------------------

                 COMMON STOCK, NO PAR VALUE, $.01 STATED VALUE
                         (Title of Class of Securities)

                                   92923J109
                     (CUSIP Number of Class of Securities)
                            ------------------------

                           DENNIS A. SADLOWSKI, ESQ.
                            WCI STEEL HOLDINGS, INC.
                             THE RENCO GROUP, INC.
                           C/O THE RENCO GROUP, INC.
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                            ------------------------

                                    COPY TO:
                             MICHAEL C. RYAN, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038
                            ------------------------

This Statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c.  /X/ A tender offer.

d. / / None of the above.

    Check the following box if the soliciting materials statement referred to in checking box (a) are preliminary copies. / /

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                     AMOUNT OF FILING FEE**
                      $56,545,000*                                               $11,309.00

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase by WCI Steel Holdings, Inc. of 5,654,500 shares of common stock, no par value, $.01 stated value, of WCI Steel, Inc. (the "Shares"), at a price per Share of $10.00 net to the seller in cash. Such number of Shares represents all of the Shares outstanding as of October 25, 1996, other than Shares held directly or indirectly by The Renco Group, Inc.

**  1/50th of 1% of Transaction valuation.

 /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                         Filing
Amount previously paid: $11,309.00       party:        WCI Steel Holdings, Inc./The Renco Group, Inc.
Form or registration no.: Schedule
14D-1                                    Date filed:   October 28, 1996

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                                  TENDER OFFER

    This Rule 13e-3 Transaction Statement is filed by WCI Steel Holdings, Inc., a Delaware corporation ("Holdings"), and The Renco Group, Inc., a New York corporation ("Renco"), that beneficially owns 30,746,900 shares of common stock, no par value, $.01 stated value (the "Shares"), of WCI Steel, Inc., an Ohio corporation (the "Company"), relating to the offer by Holdings to purchase all of the outstanding Shares at $10.00 per Share, net to the seller in cash, on the terms and subject to the conditions, and as more fully set forth in, the Offer to Purchase, dated October 28, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively (which, as may be thereafter amended, collectively constitute the "Offer").

    The cross reference sheet below is being supplied pursuant to Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1, filed by Holdings and Renco with the Securities and Exchange Commission contemporaneously herewith (the "Schedule 14D-1"), of the information required to be included in response to Items of this Schedule 13E-3. The information in the Schedule 14D-1 is incorporated herein by reference.

    Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in Exhibit(d)(1) hereto, the Offer to Purchase.

                             CROSS REFERENCE SHEET

                                                                                       WHERE LOCATED IN THE SCHEDULE
ITEM IN SCHEDULE 13E-3                                                                             14D-1
-----------------------------------------------------------------------------------  ---------------------------------
Items      1(a)-(c)................................................................           Items 1(a)-(c)
Items      1(d)-(f)................................................................                  *
Item       2.......................................................................               Item 2
Item       3(a)(1).................................................................              Item 3(a)
Item       3(a)(2).................................................................              Item 3(b)
Item       3(b)....................................................................                  *
Item       4(a)....................................................................                  *
Item       4(b)....................................................................                 **
Item       5.......................................................................               Item 5
Item       6(a)....................................................................              Item 4(a)
Item       6(b)....................................................................                  *
Item       6(c)....................................................................              Item 4(b)
Item       6(d)....................................................................              Item 4(c)
Item       7(a)....................................................................               Item 5
Item       7(b)....................................................................                 **
Items      7(c)-(d)................................................................                  *
Items      8(a)-(e)................................................................                  *
Item       8(f)....................................................................                 **
Items      9(a)-(c)................................................................                  *
Item       10(a)...................................................................              Item 6(a)
Item       10(b)...................................................................              Item 6(b)
Item       11......................................................................               Item 7
Item       12......................................................................                  *
Item       13(a)...................................................................                  *
Items      13(b)-(c)...............................................................                 **
Item       14(a)...................................................................                  *
Item       14(b)...................................................................                 **
Item       15(a)...................................................................                 **
Item       15(b)...................................................................               Item 8
Item       16......................................................................             Item 10(f)
Item       17(a)...................................................................                  *
Items      17(b)-(c)...............................................................           Items 11(b)-(c)
Item       17(d)...................................................................                  *
Item       17(e)...................................................................                  *
Item       17(f)...................................................................             Item 11(f)

------------------------

* Information in response to these Items of this Schedule 13E-3 is not required to be included in the Schedule 14D-1.

**  Not applicable.

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ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a)-(c) The name of the issuer is WCI Steel, Inc., an Ohio corporation (the "Company"). The address of the Company's principal executive offices is 1040 Pine Avenue, S.E., Warren, Ohio 44483-6528. The class of equity security to which this Rule 13e-3 Transaction Statement relates is the common stock, no par value, $.01 stated value, per share, of the Company. The information set forth in the Offer to Purchase under "Introduction," "Special Factors--Reasons for the Offer and the Merger," "--Purpose, Structure and Benefits of the Offer and the Merger" and "The Tender Offer--Section 6. Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

    (d) The information set forth under "Special Factors--Plans for the Company after the Transactions" and "The Tender Offer--Section 6. Price Range of the Shares; Dividends on the Shares" in the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth under "Special Factors--Background" in the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth under "Special Factors--Fairness of the Equity Transactions" and "The Tender Offer--Section 6. Price Range of the Shares; Dividends on the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(g) The answer to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)-(b) The answer to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth under "Introduction," "Special Factors--The Letter Agreement,"

"--Purpose, Structure and Benefits of the Offer and the Merger" and "The Tender Offer" in the Offer to Purchase is incorporated herein by reference.

    (b) None.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(g) The answer to Items 5(a)-(g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

    (a) The answer to Item 4 of the Schedule 14D-1 is incorporated herein by reference.

    (b) The information set forth under "The Tender Offer--Section 13. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth under "The Tender Offer--Section 5. Source and Amount of Funds" and in Exhibit A hereto is incorporated herein by reference.

    (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

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    (b) None.

    (c) The Information set forth under "Special Factors--Background," "--Reasons for the Offer and the Merger," "--The Letter Agreement," "--Purpose, Structure and Benefits of the Offer and the Merger" and "--Fairness of the Equity Transactions" in the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth under "Special Factors--Reasons for the Offer and the Merger",

"--Purpose, Structure and Benefits of the Offer and the Merger," "--Plans for the Company after the Transactions," "--Certain Effects of the Offer and the Merger" and "--Certain Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)-(b) The Information set forth under "Special Factors--Background," "--Reasons for the Offer and the Merger," "--Purpose, Structure and Benefits of the Offer and the Merger" and "--Fairness of the Equity Transactions" and under "The Tender Offer--Section 6. Price Range of Shares; Dividends on the Shares," "--Section 7. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Securities" and "--Section 8. Certain Information Concerning the Company, Renco and Holdings" in the Offer to Purchase is incorporated herein by reference.

    (c) The Rule 13e-3 transaction is structured so that approval of at least a majority of the Shares held by persons other than Renco and the directors and executive officers of Renco and the Company, is required.

    (d)-(e) The Information set forth under "Introduction," "Special Factors--Background," "--Fairness of the Equity Transactions" and "The Tender Offer--Section 13. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

    (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a) The information set forth under "Introduction," "Special
Factors--Background," "--Fairness of the Equity Transactions" and "--Opinion of Gleacher NatWest; Summary of Financial Analysis" in the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth under "Introduction," "Special
Factors--Background," "--Fairness of the Equity Transactions," "--Opinion of Gleacher NatWest; Summary of Financial Analysis" and under "The Tender Offer--Section 8. Certain Information Concerning the Company, Renco and Holdings" in, and in Annex B to, the Offer to Purchase, is incorporated herein by reference.

    (c) The Opinion of Gleacher NatWest Inc. to the Special Committee of Board of Directors and the Report of Gleacher NatWest Inc. to the Independent Director, both dated October 20, 1996, will, upon request, be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or any such holder's representative who has been so designated in writing.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The information set forth under "Introduction," "Special Factors--Background," "--Reasons for the Offer and the Merger," "--Fairness of the Equity Transactions," "--Interests of Certain Persons" and "The Tender Offer--Section 8. Certain Information Concerning the Company, Renco and Holdings" in, and in Schedule I to, the Offer to Purchase, is incorporated herein by reference. The Company issued 3,000 Shares to S. Daniel Abraham, a former director of the Company, pursuant to the Company's Stock

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Plan for Outside Directors on September 26, 1996; however, such shares were returned to the Company and cancelled upon Mr. Abraham's resignation from the Board of Directors.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The answer to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a)-(b) The information set forth under "Introduction," "Special Factors--Background," "--Reason for the Offer and the Merger," "--Fairness of the Equity Transactions," "--Interest of Certain Persons" and "The Tender Offer--Section 8. Certain Information Concerning the Company, Renco and Holdings" in the Offer to Purchase is incorporated herein by reference. No recommendation has been made by any executive officer, director or affiliate of the Company in support of or opposed to the Rule 13e-3 transaction, other than the Independent Director and Renco.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTIONS.

    (a) The information set forth under "Introduction," "Special
Factors--Purpose, Structure and Benefits of the Offer and the Merger," "--Certain Effects of the Offer and the Merger" and under "The Tender Offer--Section 1. Terms of the Offer" and "--Section 12. Certain Legal Matters; Regulatory Approvals" in, and in Annex A to, the Offer to Purchase is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

    (a)(1)-(2) The information set forth under "Special Factors--Fairness of the Equity Transactions" and "The Tender Offer--Section 8. Certain Information Concerning the Company, Renco and Holdings" in the Offer to Purchase is incorporated herein by reference. The consolidated financial statements of the Company, attached as Annex A to the Offer to Purchase, are incorporated herein by reference.

    (a)(3)-(4) The information set forth under "The Tender Offer--Section 8. Certain Information Concerning the Company, Renco and Holdings" is incorporated herein by reference.

    (b) The information set forth under "The Tender Offer--Section 5. Source and Amount of Funds" in the Offer to Purchase in the Offer to Purchase is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The Rule 13e-3 transaction is being conducted pursuant to the proposal of Renco set forth in the Letter Agreement, attached as Annex D to Exhibit
(d)(1) hereto, the Offer to Purchase. In connection therewith, the Company has cooperated with Renco and participated in negotiating and effectuating the Transactions. The information set forth under "Introduction," "Special Factors--Background" and "--The Letter Agreement" are incorporated herein by reference.

    (b) The answer to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    The answer to Item 10 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    (a) Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to The Renco Group, Inc.

    (b)(1) Report of Gleacher NatWest Inc. to the Independent Director, dated October 20, 1996 (with certain confidential information omitted)*.

    (b)(2) Selected pages of the preliminary board report.

    (c)(1) Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI Steel, Inc.

    (c)(2) The information set forth under "Special Factors--Interests of Certain Persons" in Exhibit (d)(1), the Offer to Purchase, is incorporated herein by reference.

    (d)(1) Offer to Purchase, dated October 28, 1996.

    (d)(2) Letter of Transmittal.

    (d)(3) Notice of Guaranteed Delivery.

    (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (d)(7) Letter to Shareholders of the Company, dated October 28, 1996.

    (d)(8) Text of Press Release issued by WCI Steel, Inc. on October 23, 1996.

    (e) Sections 1701.84 and 1701.85 of the Ohio General Corporation Law (attached as Annex A to Exhibit (d)(1), the Offer to Purchase).

    (f)   Not applicable.

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 1996

                                WCI STEEL HOLDINGS, INC.

                                By:  /s/ ROGER L. FAY
                                     -----------------------------------------
                                     Name: Roger L. Fay
                                     Title: Vice President

                                THE RENCO GROUP, INC.

                                By:  /s/ ROGER L. FAY
                                     -----------------------------------------
                                     Name: Roger L. Fay
                                     Title: Vice President, Finance

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                     PAGE NO.
---------                                                                                                  -------------
(a)        Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to The Renco
           Group, Inc....................................................................................
(b)(1)     Report of Gleacher NatWest Inc. to the Independent Director, dated October 20, 1996 (with certain confidential information omitted)*....................................................
(b)(2)     Selected pages of the preliminary board presentation..........................................
(c)(1)     Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI
           Steel, Inc....................................................................................
(c)(2)     The information set forth under "Special Factors--Interests of Certain Persons" in Exhibit
           (d)(1), the Offer to Purchase, is incorporated herein by reference............................
(d)(1)     Offer to Purchase, dated October 28, 1996.....................................................
(d)(2)     Letter of Transmittal.........................................................................
(d)(3)     Notice of Guaranteed Delivery.................................................................
(d)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees..............
(d)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees......................................................................................
(d)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.........
(d)(7)     Letter to Shareholders of the Company, dated October 28, 1996.................................
(d)(8)     Text of Press Release issued by WCI Steel, Inc. on October 23, 1996...........................
(e)        Sections 1701.84 and 1701.85 of Ohio General Corporation Law (attached as Annex A to Exhibit
           (d)(1), the Offer to Purchase.)...............................................................
(f)        Not applicable................................................................................

* Confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.